+1 212 450 4000 davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

June 21, 2024

Re:	Gatos Silver, Inc. Form 10-K for the Fiscal Year Ended December 31, 2023 February 21, 2024 File No. 001-39649

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	John Coleman Joanna Lam Craig Arakawa

Ladies and Gentlemen:

On behalf of our client, Gatos Silver, Inc. (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Annual Report”) contained in the Staff’s letter, dated June 6, 2024 (the “Comment Letter”). For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment.

Form 10-K for the Fiscal Year Ended December 31, 2023 Item 2. Properties, page 29

1.	Please disclose your mineral resources and mineral reserves based on your attributable interest in the property, and corresponding to your fiscal year end, as required by Item 1304(d) of Regulation S-K. Please ensure each mineral resource or reserve table includes the point of reference, cutoff grade(s), and metallurgical recovery factor.

Response: The Company acknowledges the Staff’s comment. Set forth in Appendix A attached hereto are the Company’s mineral reserve and mineral resource estimates on a 100% basis and on a 70% basis (reflecting the Company’s 70% attributable interest) as at December 31, 2023. The mineral reserve and mineral resource estimates shown on an attributable basis are calculated by multiplying the tonnage and contained metal shown on 100% basis by 70%.

As discussed in the Annual Report, the effective date of the Technical Report Summary filed as an exhibit to the Annual Report (“TRS”) is July 1, 2023. The Annual Report discloses on page 34 that the amount of Cerro Los Gatos (“CLG”) material processed by the mill from July 1, 2023 to December 31, 2023 was 545,630 tonnes. As further disclosed in the Annual Report, this amount reflects CLG material extracted from reported mineral reserves and, to a lesser extent, mineral resources, as well as material extracted from mineralized material not included in the Company’s mineral resource estimates. During the period from July 1, 2023 to December 31, 2023, there was no update to the Company’s mineral reserve or mineral resource estimates other than the extraction by mining at CLG, as disclosed in the Annual Report. There has been no update to the mineral resource estimates at Esther since July 1, 2022, and no mining has occurred at this deposit. Thus, there is no change to mineral resource estimates at Esther between July 1, 2022 to December 31, 2023.

Division of Corporation Finance U.S. Securities and Exchange Commission

Extraction from mining at CLG from July 1, 2023 to December 31, 2023 resulted in depletion of 431,782 tonnes of mineral reserves and 8,799 tonnes of mineral resources. The balance of 105,049 tonnes was mineralized material from outside of the reported estimates. As set-out in the footnotes to the reported estimates and further explained in the TRS, since CLG is a polymetallic mine, the Company uses Net Smelter Revenue (“NSR”) as the basis for grade cut-offs. The metal pricing assumptions for the NSR cut-offs are stated in the footnotes to the mineral reserve and mineral resource estimates. The TRS sets out in detail the various inputs to NSR calculations in addition to metal pricing, such as concentrate grades, concentrate qualities, transportation costs, treatment and refining charges, and refining payabilities, as well as metallurgical recoveries. NSR cut-offs are informed by mining costs, processing costs, general and administrative costs, and vary based on mining method. The range of NSR cut-offs for mineral reserves, and metallurgical recoveries and points of reference for both mineral reserves and mineral resources have been added to the footnotes in Appendix A.

The Company respectfully advises the Staff that each reference to mineral reserves and mineral resources estimates in the Annual Report discloses (i) the basis for the reporting (100%) and discloses consistently that the Company has a 70% interest in the Los Gatos Joint Venture (“LGJV”) that owns the Los Gatos District, the CLG Mine and Esther, and (ii) the basis for the NSR cut-offs are disclosed in the Annual Report and the TRS. However, the Company acknowledges the requirements of Item 1304(d) of Regulation S-K and confirms that it will present mineral resources and mineral reserves estimates based on its attributable interest in the property in tabular format and corresponding to the Company’s fiscal year end in its future filings with the Commission, and will ensure that each mineral resource or reserve table includes the point of reference, metallurgical recovery factors, and NSR cut-offs, consistent with the approach shown in the footnotes to Appendix A.

2.	We note that your resource and reserve reconciliation does not compare resources and reserves corresponding to your fiscal year end, rather the resource and reserve reconciliation in your annual filing corresponds to July 1, 2023 and July 1, 2022. Please provide a reconciliation comparing your resources and reserves as of the previous two fiscal year ends, as required by Item 1304(e) of Regulation S-K. Please address each instruction under this Item in the reconciliation. For example the reconciliation should include the net difference between resources and reserves as a percentage, an explanation of the causes of any discrepancy in mineral resources, and an explanation of the causes of any discrepancy in mineral reserves.

Response: The Company acknowledges the Staff’s comment. Set forth in Appendix B attached hereto are the Company’s mineral reserves and mineral resources estimates based on the Company’s attributable interest in the property, as of December 31, 2023 compared to mineral reserves and mineral resources estimates as of December 31, 2022.

The Company respectfully advises the Staff that the Annual Report compares mineral reserves and mineral resources as of July 1, 2023 and as of July 1, 2022, the effective dates of Technical Report Summaries filed by the Company, disclosing that the changes at CLG stem from mineral reserve and mineral resource additions from additional drilling, offset by mining depletion. The Annual Report also discloses depletion at CLG to the end of each fiscal year subsequent to the TRS effective dates for both 2022 and 2023.

For example, on page 36 of the Annual Report, the Company discloses the following:

“The additions to the 2023 CLG mineral reserves and mineral resources per the Los Gatos Technical Report were primarily related to a large amount of additional drilling completed during 2022 and up to March 31, 2023. The 2023 mineral resource estimate for CLG used a total of 1,466 diamond drill holes totaling 282,905 metres. Compared to the 2022 mineral resource estimate, this represents a 28% increase from the database used for the 2022 update with an additional 32,057 metres of surface resource drilling from 51 holes and 29,462 metres of underground definition drilling from 284 holes. The increases in the estimated mineral reserve related to this additional drilling were partially offset by depletion by mining operations. The CLG plant processed 1,071,400 tonnes during 2023.”

June 21, 2024	2

Division of Corporation Finance U.S. Securities and Exchange Commission

The explanation for the changes in mineral reserves and mineral resources as of July 1, 2023 from as of July 1, 2022 are generally applicable for the changes in mineral reserves and mineral resources as of December 31, 2023 compared to December 31, 2022 (as shown in Appendix B), as each reflects mining depletion to year end. In addition, the reductions in CLG measured and indicated resources are a result of the conversion of mineral resources to mineral reserves. This conversion resulted from the additional drilling described above and also reflects the update to the mine design based on this new drilling.

The Company acknowledges the requirements of Item 1304(e) of Regulation S-K and confirms that it will provide a reconciliation comparing resources and reserves as of the previous two fiscal year ends, and address each instruction under this Item in the reconciliation in its future filings with the Commission.

Financial Statements Note 14 Investment in Affiliates, page 70

3.	We note you recognized equity income in affiliates of $33.6 million related to your investment in LGJV in 2023, representing your ownership share of the LGJV's results. We also note that LGJV reported net income of $53.4 million in 2023. Please show us how you determined your share of net income from this joint venture using the equity method of accounting and how your determination complies with ASC 323-10-35.

Response: The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that equity income from affiliates consists of 70% of LGJV net income, basis difference amortization and income reduction related to the priority distribution agreement. Set forth below is the Company’s determination of the Company’s calculation of equity income in affiliates:

The $33.6 million of equity income in affiliates disclosed in Note 14 to the financial statements included in the Annual Report is comprised of (in ‘000s):

	Note
LGJV net income		$53,443
GSI ownership share of LGJV net income	1	70%	37,411
Basis difference amortization	2		(206)
Income reduction related to the priority distribution agreement	3		(3,584)
Equity income in affiliates			$33,621

In the above (in ‘000s),

1.	The Company’s ownership share of LGJV net income of $37,411 represents 70% of the LGJV’s $53,443 net income, in accordance with ASC 323-10-35-4.

2.	Basis difference amortization recognizes the difference between the investment in affiliates amount (investor cost) and the amount of the underlying equity in net assets of the LGJV (investee), as required by ASC 323-10-35-5(b) and ASC 323-10-35-13. Also see “Equity method investment” under Summary of Significant Accounting Policies in the Company’s Annual Report.

3.	On March 17, 2022, the Company entered into a definitive agreement with Dowa to build and operate a leaching plant to reduce fluorine levels in zinc concentrates produced at CLG. As part of the agreement, the initial payment of the $20,000 due to Dowa under the partners’ priority distribution agreement was reduced to $10,300. The reduced priority dividend amount reflects a portion of both the construction ($4,200) and future estimated operating costs of the fluorine leaching plant ($5,500). Should the fluorine leaching plant not operate according to certain parameters during the first five years, portions of the $5,500 reduction could be reinstated. At December 31, 2023, the amount payable under the priority distribution agreement was $5,119, of which the Company’s 70% share was $3,584. As this reflects the reduction in amount of equity income attributable to the Company, this falls under ASC 323-10-35-4. Accounting for the amount payable under the priority distribution agreement follows the hypothetical liquidation at book value method.

June 21, 2024	3

Division of Corporation Finance U.S. Securities and Exchange Commission

The Company therefore believes that its determination of equity income in affiliates complies with ASC 323-10-35.

* * *

Please do not hesitate to contact me at (212) 450-4715 or stephen.byeff@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ Stephen A. Byeff

June 21, 2024	4

Division of Corporation Finance U.S. Securities and Exchange Commission

Appendix A

2023 CLG Mineral Reserves Statement as of Dec 31, 2023, 100% Basis

Reserve Classification	Mt	Ag (g/t)	Zn (%)	Pb (%)	Au (g/t)	Cu (%)	Ag (Moz)	Zn (Mlbs)	Pb (Mlbs)	Au (koz)	Cu (Mlbs)
Proven	3.06	320	4.45	2.21	0.31	0.09	31.5	300.5	149.4	30.9	6.2
Probable	4.59	141	4.27	2.22	0.20	0.19	20.8	431.4	225.0	29.1	19.4
Proven and Probable Reserve	7.65	213	4.34	2.22	0.24	0.15	52.3	731.9	374.4	59.9	25.6

2023 CLG Mineral Reserves Statement as of Dec 31, 2023, 70% Basis

Reserve Classification	Mt	Ag (g/t)	Zn (%)	Pb (%)	Au (g/t)	Cu (%)	Ag (Moz)	Zn (Mlbs)	Pb (Mlbs)	Au (koz)	Cu (Mlbs)
Proven	2.15	320	4.45	2.21	0.31	0.09	22.0	210.3	104.6	21.6	4.3
Probable	3.21	141	4.27	2.22	0.20	0.19	14.6	302.0	157.5	20.3	13.6
Proven and Probable Reserve	5.36	213	4.34	2.22	0.24	0.15	36.6	512.3	262.1	41.9	17.9

_______________________

1.	Mineral Reserves are reported on a 100% and 70% attributable basis and exclude all Mineral Reserve material mined prior to December 31, 2023.

2.	Specific gravity has been assumed on a dry basis.

3.	Tonnage and contained metal have been rounded to reflect the accuracy of the estimate and numbers may not sum exactly.

4.	Values are inclusive of mining recovery and dilution. Values are determined as of delivery to the mill (point of reference) and therefore not inclusive of milling recoveries.

5.	Mineral Reserves are reported within stope shapes using a variable NSR cut-off ranging from US$64.61/t to US$105.62/t depending on the mining method with an Ag price of US$22/oz, Zn price of US$1.20/lb, Pb price of US$0.90/lb, Au price of US$1,700/oz and Cu price of $3.50/lb. The metallurgical recoveries that are used as inputs to the NSR are 88.4% Ag, 62.3% Zn, 88.3% Pb, 54.3% Au and 58.9% Cu.

6.	Mineral Reserves are reported on a fully diluted basis defined by mining method, stope geometry and ground conditions.

7.	Contained Metal (CM) is calculated as follows:

•	Zn, Pb and Cu, CM (Mlb) = Tonnage (Mt) * Grade (%) / 100 * 2204.6

•	Ag and Au, CM (Moz) = Tonnage (Mt) * Grade (g/t) / 31.1035; multiply Au CM (Moz) by 1000 to obtain Au CM (koz)

8.	The SEC definitions for Mineral Reserves in S-K 1300 were used for Mineral Reserve classification which are consistent with Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves (CIM (2014) definitions).

9	Under SEC Regulation S-K 1300, a Mineral Reserve is defined as an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.

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Division of Corporation Finance U.S. Securities and Exchange Commission

9.	The Mineral Reserve estimates were prepared under the supervision of Mr. Anthony (Tony) Scott, P.Geo. an employee of a wholly-owned subsidiary of Gatos Silver, Inc. who is the Qualified Person for these Mineral Reserve estimates.

Summary Mineral Resources (Exclusive of Mineral Reserves) as of December 31, 2023

CLG Mineral Resource Estimate as of December 31, 2023, 100% Basis

Resource		Ag	Zn	Pb	Au	Cu	Ag	Zn	Pb	Au	Cu
Classification	Mt	(g/t)	(%)	(%)	(g/t)	(%)	(Moz)	(Mlbs)	(Mlbs)	(koz)	(Mlbs)
Measured	0.05	143	2.53	1.72	0.39	0.05	0.2	2.8	1.9	0.6	0.1
Indicated	0.34	85	3.69	1.91	0.23	0.15	0.9	27.6	14.3	2.5	1.1
Measured and Indicated	0.39	92	3.55	1.89	0.25	0.14	1.2	30.3	16.1	3.1	1.2
Inferred	4.58	99	3.41	2.32	0.21	0.40	14.6	343.6	234.5	30.8	40.1

CLG Mineral Resource Estimate as of December 31, 2023, 70% Basis

Resource		Ag	Zn	Pb	Au	Cu	Ag	Zn	Pb	Au	Cu
Classification	Mt	(g/t)	(%)	(%)	(g/t)	(%)	(Moz)	(Mlbs)	(Mlbs)	(koz)	(Mlbs)
Measured	0.03	143	2.53	1.72	0.39	0.05	0.2	1.9	1.3	0.4	0.0
Indicated	0.24	85	3.69	1.91	0.23	0.15	0.6	19.3	10.0	1.7	0.8
Measured and Indicated	0.27	92	3.55	1.89	0.25	0.14	0.8	21.2	11.3	2.2	0.8
Inferred	3.20	99	3.41	2.32	0.21	0.40	10.2	240.5	164.1	21.6	28.1

1.	Mineral Resources are reported on a 100% and 70% attributable basis and are exclusive of Mineral Reserves.

2.	The SEC definitions for Mineral Resources in S-K 1300 were used for Mineral Resource classification which are consistent with Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves (CIM (2014) definitions).

3.	Under SEC Regulation S-K 1300, a Mineral Resource is defined as a concentration or occurrence of material of economic interest in or on the Earth’s crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A Mineral Resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues.

4.	The quantity and grade of reported Inferred Mineral Resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred Mineral Resources as an Indicated or Measured Mineral Resource. It is uncertain if further exploration will result in upgrading Inferred Mineral Resources to an Indicated or Measured Mineral Resource category.

5.	Specific gravity has been assumed on a dry basis.

6.	Tonnage and contained metal have been rounded to reflect the accuracy of the estimate and numbers may not sum exactly.

7.	Mineral Resources exclude all Mineral Resource material mined prior to December 31, 2023.

8.	Mineral Resources are reported within stope shapes using a $81.03/tonne Resource NSR cut-off using an Ag price of $22/oz, Zn price of $1.20/lb, Pb price of $0.90/lb, Au price of $1,700/oz and Cu price of $3.50/lb. The Resource NSR cutoff includes mill recoveries and payable metal factors appropriate to the existing CLG processing circuit augmented with a pyrite leach circuit and copper separation circuit. The processing recoveries for these additional projects is based on existing preliminary metallurgical testwork. The metallurgical recoveries that are used as inputs to the NSR are 93.3% Ag, 62.3% Zn, 82.0% Pb, 60.0% Au and 65.0% Cu.

9.	No dilution was applied to the Mineral Resources which are reported on an insitu basis (point of reference).

10.	Contained Metal (CM) is calculated as follows:

•	Zn, Pb and Cu, CM (Mlb) = Tonnage (Mt) * Grade (%) / 100 * 2204.6

•	Ag and Au, CM (Moz) = Tonnage (Mt) * Grade (g/t) / 31.1035; multiply Au CM (Moz) by 1000 to obtain Au CM (koz)

11.	The Mineral Resource estimates were prepared under the supervision of Anthony (Tony) Scott, P. Geo. an employee of a wholly-owned subsidiary of Gatos Silver, Inc. who is the Qualified Person for these Mineral Resource estimates.

June 21, 2024	6

Division of Corporation Finance U.S. Securities and Exchange Commission

Esther Mineral Resource Estimate as of December 31, 2023, 100% Basis

		Ag	Zn	Pb	Au	Ag	Zn	Pb	Au
Resource Classification	Mt	(g/t)	(%)	(%)	(g/t)	(Moz)	(Mlbs)	(Mlbs)	(koz)
Indicated	0.28	122	4.30	2.17	0.14	1.1	26.8	13.6	1.2
Inferred	1.20	133	3.69	1.53	0.09	5.1	98.0	40.6	3.3

Esther Mineral Resource Estimate as of December 31, 2023, 70% Basis

		Ag	Zn	Pb	Au	Ag	Zn	Pb	Au
Resource Classification	Mt	(g/t)	(%)	(%)	(g/t)	(Moz)	(Mlbs)	(Mlbs)	(koz)
Indicated	0.20	122	4.30	2.17	0.14	0.8	18.8	9.5	0.9
Inferred	0.84	133	3.69	1.53	0.09	3.6	68.6	28.5	2.3

1.	Mineral Resources are reported on a 100% and 70% attributable basis.

2.	The SEC definitions for Mineral Resources in S-K 1300 were used for Mineral Resource classification which are consistent with Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves (CIM (2014) definitions).

3.	Under SEC Regulation S-K 1300, a Mineral Resource is defined as a concentration or occurrence of material of economic interest in or on the Earth’s crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A Mineral Resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled. Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues.

4.	The quantity and grade of reported Inferred Mineral Resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred Mineral Resources as an Indicated or Measured Mineral Resource. It is uncertain if further exploration will result in upgrading Inferred Mineral Resources to an Indicated or Measured Mineral Resource category.

5.	Specific gravity has been assumed on a dry basis.

6.	Tonnage and contained metal have been rounded to reflect the accuracy of the estimate and numbers may not sum exactly.

7.	Mineral Resources are reported within stope shapes using a $52/tonne NSR cut-off with an Ag price of $22/oz, Zn price of $1.20/lb, Pb price of $0.90/lb and Au price of $1,700/oz. The metallurgical recoveries that were used as inputs to the NSR were based on experience with similar mineralized material from CLG. The metallurgical recovery parameters used in the NSR were 87.8% Ag, 65.0% Zn, 87.2% Pb and 56.4% Au. There is a portion of the Esther deposit that is oxidized and metallurgical test work is required to define processing recoveries.

8.	No dilution was applied to the Mineral Resources which are reported on an insitu basis (point of reference).

9.	Contained Metal (CM) is calculated as follows:

•	Zn and Pb, CM (Mlb) = Tonnage (Mt) * Grade (%) / 100 * 2204.6

•	Ag and Au, CM (Moz) = Tonnage (Mt) * Grade (g/t) / 31.1035 ; multiply Au CM (Moz) by 1000 to obtain Au CM (koz)

10.	The Mineral Resource estimates were prepared under the supervision of Anthony (Tony) Scott, P. Geo. an employee of a wholly-owned subsidiary of Gatos Silver, Inc. who is the Qualified Person for these Mineral Resource estimates.

June 21, 2024	7

Division of Corporation Finance U.S. Securities and Exchange Commission

Appendix B

2023 CLG Mineral Reserves Statement as of December 31, 2023, 70% Basis

Reserve Classification	Mt	Ag (g/t)	Zn (%)	Pb (%)	Au (g/t)	Cu (%)	Ag (Moz)	Zn (Mlbs)	Pb (Mlbs)	Au (koz)	Cu (Mlbs)
Proven	2.15	320	4.45	2.21	0.31	0.09	22.0	210.3	104.6	21.6	4.3
Probable	3.21	141	4.27	2.22	0.20	0.19	14.6	302.0	157.5	20.3	13.6
Proven and Probable Reserve	5.36	213	4.34	2.22	0.24	0.15	36.6	512.3	262.1	41.9	17.9

2022 CLG Mineral Reserves Statement as of December 31, 2022, 70% Basis

Reserve Classification	Mt	Ag (g/t)	Zn (%)	Pb (%)	Au (g/t)	Cu (%)	Ag (Moz)	Zn (Mlbs)	Pb (Mlbs)	Au (koz)	Cu (Mlbs)
Proven	1.39	313	4.34	2.19	0.32	-	13.9	132.6	66.9	14.1	-
Probable	2.60	204	4.58	2.12	0.24	-	17.1	262.2	121.2	19.9	-
Proven and Probable Reserve	3.98	242	4.50	2.14	0.27	-	31.0	394.8	188.1	34.1	-

CLG Mineral Reserve Percentage Change from December 31, 2022 to December 31, 2023

Reserve Classification	Mt	Ag (g/t)	Zn (%)	Pb (%)	Au (g/t)	Cu (%)	Ag (Moz)	Zn (Mlbs)	Pb (Mlbs)	Au (koz)	Cu (Mlbs)
Proven	55%	2%	2%	1%	-1%	-	58%	59%	56%	53%	-
Probable	24%	-31%	-7%	5%	-17%	-	-15%	15%	30%	2%	-
Proven and Probable Reserve	34%	-12%	-4%	4%	-8%	-	18%	30%	39%	23%	-

CLG Mineral Resource Estimate as at December 31, 2023 (70% Basis)

Resource		Ag	Zn	Pb	Au	Cu	Ag	Zn	Pb	Au	Cu
Classification	Mt	(g/t)	(%)	(%)	(g/t)	(%)	(Moz)	(Mlbs)	(Mlbs)	(koz)	(Mlbs)
Measured	0.03	143	2.53	1.72	0.39	0.05	0.2	1.9	1.3	0.4	0.0
Indicated	0.24	85	3.69	1.91	0.23	0.15	0.6	19.3	10.0	1.7	0.8
Measured and Indicated	0.27	92	3.55	1.89	0.25	0.14	0.8	21.2	11.3	2.2	0.8
Inferred	3.20	99	3.41	2.32	0.21	0.40	10.2	240.5	164.1	21.6	28.1

June 21, 2024	8

Division of Corporation Finance U.S. Securities and Exchange Commission

CLG Mineral Resource Estimate as at December 31, 2022 (70% Basis)

Resource		Ag	Zn	Pb	Au	Cu	Ag	Zn	Pb	Au	Cu
Classification	Mt	(g/t)	(%)	(%)	(g/t)	(%)	(Moz)	(Mlbs)	(Mlbs)	(koz)	(Mlbs)
Measured	0.24	151	2.64	1.51	0.26	-	1.1	13.8	7.9	2.0
Indicated	1.09	82	3.11	1.57	0.17	-	2.9	74.3	37.6	6.0
Measured and Indicated	1.32	95	3.02	1.56	0.19	-	4.0	88.1	45.4	8.0
Inferred	1.46	113	4.30	2.45	0.20	-	5.3	138.6	79.0	9.3

CLG Mineral Resource Percentage Change from December 31, 2022 to December 31, 2023

Resource		Ag	Zn	Pb	Au	Cu	Ag	Zn	Pb	Au	Cu
Classification	Mt	(g/t)	(%)	(%)	(g/t)	(%)	(Moz)	(Mlbs)	(Mlbs)	(koz)	(Mlbs)
Measured	-85%	-6%	-4%	14%	50%	-	-86%	-86%	-83%	-78%
Indicated	-78%	3%	19%	22%	31%	-	-77%	-74%	-73%	-71%
Measured and Indicated	-79%	-2%	17%	21%	31%	-	-80%	-76%	-75%	-73%
Inferred	119%	-12%	-21%	-5%	6%	-	93%	73%	108%	132%

Esther Mineral Resource Estimate as at Dec 31, 2023 (70% Basis) - No change in Mineral Resource from December 31, 2022.

		Ag	Zn	Pb	Au	Ag	Zn	Pb	Au
Resource Classification	Mt	(g/t)	(%)	(%)	(g/t)	(Moz)	(Mlbs)	(Mlbs)	(koz)
Indicated	0.20	122	4.30	2.17	0.14	0.8	18.8	9.5	0.9
Inferred	0.84	133	3.69	1.53	0.09	3.6	68.6	28.5	2.3

Esther Mineral Resource Estimate as at Dec 31, 2022 (70% Basis)

		Ag	Zn	Pb	Au	Ag	Zn	Pb	Au
Resource Classification	Mt	(g/t)	(%)	(%)	(g/t)	(Moz)	(Mlbs)	(Mlbs)	(koz)
Indicated	0.20	122	4.30	2.17	0.14	0.8	18.8	9.5	0.9
Inferred	0.84	133	3.69	1.53	0.09	3.6	68.6	28.5	2.3

June 21, 2024	9